7 DAYS GROUP HOLDINGS LIMITED COMPLETES ACQUISITION OF HUATIAN STAR

GUANGZHOU, PRC — December 30, 2011 — 7 Days Group Holdings Limited (NYSE: SVN) (“7 Days” or the “Company”), a leading economy hotel chain based in China, announced today that it has completed its acquisition of 100% ownership of Hunan Huatian Star Hotel Management Limited (“Huatian Star”) from Huatian Star’s parent company, Huatian Hotel Group Co. Ltd. .

With the completion of the acquisition, 7 Days has gained 100% ownership of the 21 leased-and-operated Huatian Star hotels in prime locations across 12 cities in China including Changsha, Wuhan and Zhengzhou.  The Company has taken operational responsibility for the 21 hotels and has completed the conversion process for the majority of the hotels.  Huatian Star's results will be consolidated into 7 Days' financial reporting starting from December 31,  2011.

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer and Director, commented, “We are pleased to announce the completion of our acquisition of the 21 leased-and-operated Huatian Star hotels. The acquisition is in-line with our rapid expansion strategy and complements our robust organic growth, further expanding our hotel footprint in 12 cities.  The economy hotel segment in China remains highly fragmented, and we believe that the current market environment may provide additional acquisition opportunities at reasonable prices.  As such, we intend to leverage the valuable experience we have gained from our acquisition of Huatian Stars as we partake in the ongoing consolidation of the economy hotel market in China.”

About 7 Days Group Holdings Limited
7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this release contain “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “intends,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about 7 Days’ beliefs and expectations, are forward-looking. These statements include, among others, statements regarding the increases in the Company’s presence and market share in cities which Huatian Star currently operates, the Company’s ability to integrate the Huatian Star hotels and the effects of the acquisition on the Company’s organic growth strategy, the Company’s view on the consolidation trend in the economy hotel industry in China, the current market environment for the Company’s  future acquisition opportunities and the Company’s ability to realize its growth strategies. Actual results may vary considerably and the transaction may not generate any anticipated benefits. In addition, 7 Days’ industry is highly competitive and it faces a number of risks and uncertainties, including those outlined under “Risk Factors” beginning on page 7 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 4, 2011. All information included in this press release is as of the date of this press release, and 7 Days undertakes no duty to update such information, except as required under applicable law.

Investor Contact:
Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858
IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852-3196-3712
7DaysInn@taylor-rafferty.com

Investor Relations (US):
Kelly Gawlik, Director
Taylor Rafferty
+1212-889-4350
7DaysInn@taylor-rafferty.com